Filed Pursuant to Rule 433

Registration Statement No. 333-242118

November 8, 2022

PRICING TERM SHEET

Dated November 8, 2022

BOOKING HOLDINGS INC.

The information in this pricing term sheet supplements Booking Holdings Inc.’s preliminary prospectus supplement, dated November 8, 2022 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. You should rely on the information contained or incorporated by reference in the Preliminary Prospectus Supplement, as supplemented by this final pricing term sheet, in making an investment decision with respect to the Notes. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Booking Holdings Inc. (the “Issuer”)

Legal Entity Identifier:	FXM8FAOHMYDIPD38UZ17

Trade Date:	November 8, 2022.

Settlement Date:*	November 15, 2022 (T+4).

Expected Ratings of Notes:**	Moody’s: A3; S&P: A-.

Format:	SEC Registered.

Notes:	€750,000,000 4.000% Senior Unsecured Notes due 2026 (the “2026 Notes”).
€750,000,000 4.250% Senior Unsecured Notes due 2029 (the “2029 Notes”).
€1,000,000,000 4.500% Senior Unsecured Notes due 2031 (the “2031 Notes”).
€1,000,000,000 4.750% Senior Unsecured Notes due 2034 (the “2034 Notes” and, together with the 2026 Notes, the 2029 Notes and the 2031 Notes, the “Notes”).

Principal Amount:	€750,000,000 for the 2026 Notes.
€750,000,000 for the 2029 Notes.
€1,000,000,000 for the 2031 Notes.
€1,000,000,000 for the 2034 Notes.

Maturity Date:	November 15, 2026 for the 2026 Notes.
May 15, 2029 for the 2029 Notes.
November 15, 2031 for the 2031 Notes.
November 15, 2034 for the 2034 Notes.

Reference EUR Midswap:	2026 Notes: 4-year Mid-Swaps.
2029 Notes: 6-year Mid-Swaps and 7-year Mid-Swaps.
2031 Notes: 9-year Mid-Swaps.
2034 Notes: 12-year Mid-Swaps.

Reference EUR Midswap Rate:	2026 Notes: 3.002%.
2029 Notes: 3.004% (interpolated).
2031 Notes: 3.029%.
2034 Notes: 3.081%.

Spread to EUR Midswap:	2026 Notes: 100 basis points.
2029 Notes: 130 basis points.
2031 Notes: 150 basis points.
2034 Notes: 170 basis points.

Reoffer yield:	2026 Notes: 4.002%.
2029 Notes: 4.304%.
2031 Notes: 4.529%.
2034 Notes: 4.781%.

Price to Public (Issue Price):	99.993% of principal amount for the 2026 Notes.
99.721% of principal amount for the 2029 Notes.
99.789% of principal amount for the 2031 Notes.
99.722% of principal amount for the 2034 Notes.

Government Security:	2026 Notes: OBL 0.000% due October 9, 2026.
2029 Notes: DBR 0.000% due August 15, 2029.
2031 Notes: DBR 0.000% due August 15, 2031.
2034 Notes: DBR 1.700% due August 15, 2032.

Government Security Price and Yield:	2026 Notes: 91.910% / 2.180%.
2029 Notes: 86.380% / 2.189%.
2031 Notes: 82.540% / 2.214%.
2034 Notes: 95.010% / 2.275%.

Spread to Government Security:	2026 Notes: 182.2 basis points.
2029 Notes: 211.5 basis points.
2031 Notes: 231.5 basis points.
2034 Notes: 250.6 basis points.

Gross Proceeds:	2026 Notes: €749,947,500.
2029 Notes: €747,907,500.
2031 Notes: €997,890,000.
2034 Notes: €997,220,000.

Net Proceeds to Issuer (before expenses):	2026 Notes: €747,697,500.
2029 Notes: €745,432,500.
2031 Notes: €994,290,000.
2034 Notes: €993,220,000.

Coupon:	2026 Notes: 4.000% per annum.
2029 Notes: 4.250% per annum.
2031 Notes: 4.500% per annum.
2034 Notes: 4.750% per annum.

Interest Payment Date:	2026 Notes: Annually on November 15, commencing on November 15, 2023.
2029 Notes: Annually on May 15, commencing on May 15, 2023.
2031 Notes: Annually on November 15, commencing on November 15, 2023.
2034 Notes: Annually on November 15, commencing on November 15, 2023.

Clearing:	Global Notes will be deposited with a common depository for Euroclear or Clearstream.

Listing:	The Issuer intends to apply to list the Notes on the Nasdaq Bond Exchange.

Make Whole Call:	2026 Notes: Prior to October 15, 2026, the date that is one month prior to the maturity date of the 2026 Notes (the “2026 Notes Par Call Date”), callable in whole or in part at the greater of: (1) 100% of the principal amount of the 2026 Notes to be redeemed; and (2) an amount equal to the sum of the present values of the remaining scheduled payments of principal and interest on the 2026 Notes to be redeemed that would be due if such 2026 Notes matured on the 2026 Notes Par Call Date, not including any portion of the payments of interest accrued to the date of redemption, discounted to such redemption date on an annual basis at the Comparable Government Bond Rate, plus 30 basis points; plus, in the case of each of (1) and (2), accrued and unpaid interest, if any, to, but excluding, such redemption date.

2029 Notes: Prior to March 15, 2029, the date that is two months prior to the maturity date of the 2029 Notes (the “2029 Notes Par Call Date”), callable in whole or in part at the greater of: (1) 100% of the principal amount of the 2029 Notes to be redeemed; and (2) an amount equal to the sum of the present values of the remaining scheduled payments of principal and interest on the 2029 Notes to be redeemed that would be due if such 2029 Notes matured on the 2029 Notes Par Call Date, not including any portion of the payments of interest accrued to the date of redemption, discounted to such redemption date on an annual basis at the Comparable Government Bond Rate, plus 35 basis points; plus, in the case of each of (1) and (2), accrued and unpaid interest, if any, to, but excluding, such redemption date.

2031 Notes: Prior to August 15, 2031, the date that is three months prior to the maturity date of the 2031 Notes (the “2031 Notes Par Call Date”), callable in whole or in part at the greater of: (1) 100% of the principal amount of the 2031 Notes to be redeemed; and (2) an amount equal to the sum of the present values of the remaining scheduled payments of principal and interest on the 2031 Notes to be redeemed that would be due if such 2031 Notes matured on the 2031 Notes Par Call Date, not including any portion of the payments of interest accrued to the date of redemption, discounted to such redemption date on an annual basis at the Comparable Government Bond Rate, plus 35 basis points; plus, in the case of each of (1) and (2), accrued and unpaid interest, if any, to, but excluding, such redemption date.

2034 Notes: Prior to August 15, 2034, the date that is three months prior to the maturity date of the 2034 Notes (the “2034 Notes Par Call Date”), callable in whole or in part at the greater of: (1) 100% of the principal amount of the 2034 Notes to be redeemed; and (2) an amount equal to the sum of the present values of the remaining scheduled payments of principal and interest on the 2034 Notes to be redeemed that would be due if such 2034 Notes matured on the 2034 Notes Par Call Date, not including any portion of the payments of interest accrued to the date of redemption, discounted to such redemption date on an annual basis at the Comparable Government Bond Rate, plus 40 basis points; plus, in the case of each of (1) and (2), accrued and unpaid interest, if any, to, but excluding, such redemption date.

Par Call:	2026 Notes: On or after the 2026 Notes Par Call Date, callable at 100% of the principal amount of the 2026 Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

2029 Notes: On or after the 2029 Notes Par Call Date, callable at 100% of the principal amount of the 2029 Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

2031 Notes: On or after the 2031 Notes Par Call Date, callable at 100% of the principal amount of the 2031 Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

2034 Notes: On or after the 2034 Notes Par Call Date, callable at 100% of the principal amount of the 2034 Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

Day Count Fraction:	ACTUAL/ACTUAL (ICMA), following, unadjusted.

Denominations:	€100,000 and any integral multiple of €1,000 in excess thereof.

Stabilization:	FCA/ICMA.

Common Code:	2026 Notes: 255521829.
2029 Notes: 255522086.
2031 Notes: 255522094.
2034 Notes: 255522124.

CUSIP Number:	2026 Notes: 09857L AU2.
2029 Notes: 09857L AV0.
2031 Notes: 09857L AW8.
2034 Notes: 09857L AX6.

ISIN Number:	2026 Notes: XS2555218291.
2029 Notes: XS2555220867.
2031 Notes: XS2555220941.
2034 Notes: XS2555221246.

Joint Book-Running Managers:	BNP Paribas
Deutsche Bank AG, London Branch
Goldman Sachs & Co. LLC
J.P. Morgan Securities plc
Merrill Lynch International
Citigroup Global Markets Limited
The Toronto-Dominion Bank
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Co-Managers:	HSBC Securities (USA) Inc.
ICBC Standard Bank Plc
Mizuho International plc
Standard Chartered Bank

Prohibition of Sales to EEA/UK Retail Investors:	Applicable.

MiFID II/UK MiFIR Target Market:	Eligible counterparties and professional clients only (all distribution channels).

* We expect that the Notes will be delivered against payment therefor on or about November 15, 2022, which will be the fourth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before delivery of the Notes hereunder will be required, by virtue of the fact that the Notes will initially settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day before the date of delivery should consult their own advisors.

** A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.

******

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. A copy of the Preliminary Prospectus Supplement for the offering can be obtained by calling BNP Paribas at (800) 854-5674, Deutsche Bank AG, London Branch at (800) 503-4611, Goldman Sachs & Co. LLC, toll-free at 1-866-471-2526, J.P. Morgan Securities plc, collect at 1-212-834-4533 and Merrill Lynch International, Toll-free: 1-800-294-1322.

You should rely on the information contained or incorporated by reference in the Preliminary Prospectus Supplement, as supplemented by this final pricing term sheet in making an investment decision with respect to the Notes.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive (EU) 2014/65 (as amended, “MiFID II”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”) (“UK MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and, therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000, as amended (the “FSMA”), and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of UK MiFIR. Consequently, no key information document required by the PRIIPs Regulation as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and, therefore, offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

In the UK, this final pricing term sheet is only being distributed to and is only directed at (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (2) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or (3) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities of the Issuer may otherwise lawfully be communicated or be caused to be communicated (all such persons together being referred to as “Relevant Persons”). In the UK, any investment or investment activity to which the Preliminary Prospectus Supplement relates is only available to, and the Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, Relevant Persons. Any person in the UK who is not a Relevant Person should not act or rely on this final pricing term sheet or any of its contents.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act 2001 of Singapore (the “SFA”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.